SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                  DURATEK, INC.
                                (Name of Issuer)

                          Common Stock, $0.O1 par value
                         (Title of Class of Securities)

                                   26658Q 10 2
                                 (CUSIP Number)

                                 March 25, 2002
                      (Date of Event which requires Filing
                               of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ X ]        Rule 13d-1(b)

         [   ]        Rule 13d-1(c)

         [   ]        Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  26658Q 10 2

     1       NAME OF REPORTING PERSON

                      The Combined Master Retirement Trust

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               5      SOLE VOTING POWER

                                                      1,392,900
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                           -0-
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                       1,392,900

                               8      SHARED DISPOSITIVE POWER

                                                            -0-

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,392,900

    10 CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      10.3%

    12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  26658Q 10 2

     1       NAME OF REPORTING PERSON

                      Harold C. Simmons

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               5      SOLE VOTING POWER

                                                      1,392,900
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                           -0-
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                       1,392,900

                               8      SHARED DISPOSITIVE POWER

                                                            -0-

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    10 CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0.0%

    12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN



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                                  SCHEDULE 13G

Item 1(a).            Name of Issuer:

                      Duratek, Inc., a Delaware corporation.

Item 1(b).            Address of Issuer's Principal Executive Offices:

                      10100 Old Columbia Road
                      Columbia, Maryland   21046

Items 2(a).           Name of Person Filing:

                      The Combined Master Retirement Trust (the "CMRT"), as the direct beneficial owner of the shares of the issuer's common stock, par value $0.01 per share (the "Shares"), as reported under Item 4, and Harold C. Simmons, as the sole trustee of the CMRT and a member of the CMRT investment committee. Valhi, Inc., a Delaware corporation ("Valhi"), established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans (the "Plans") Valhi and related companies adopt. Mr. Simmons is a participant in one or more of the Plans. Mr. Simmons, as the CMRT's sole trustee, has voting and dispositive power over the Shares directly beneficially owned by the CMRT. Harold C. Simmons disclaims beneficial ownership of such Shares, other than Shares attributable to his participation in the Plans.

Item 2(b). Address of Principal Business Office or, if none, Residence:

                      The CMRT's and Harold C. Simmons' principal business office is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240

Item 2(c).            Citizenship:

                      The CMRT is governed by the laws of the state of Texas, except as those laws are superceded by federal law. Harold
                      C. Simmons is a citizen of the United States of America.

Item 2(d).            Title of Class of Securities:

                      Common stock, par value $0.01 per share.

Item 2(e).            CUSIP Number:

                      26658Q 10 2

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                      (a) [   ]   Broker or dealer  registered  under section 15
                                  of the Act (15 U.S.C. 78o);

                      (b) [   ]   Bank as defined in section  3(a)(6) of the Act
                                  (15 U.S.C. 78c);

                      (c) [   ]   Insurance company as defined in section 3(a)
                                  (19) of the Act (15 U.S.C. 78c);

                      (d) [   ]   Investment  Company  registered under section
                                  8 of the Investment Company Act (15 U.S.C.
                                  80a-8);

                      (e) [   ]   Investment adviser in  accordance  with
                                  section 240.13d-1(b)(1)(ii)(E);

                      (f) [ X ]   An employee  benefit plan or  endowment  fund
                                  in accordance with section 240.13d-1(b)(1)(ii)
                                  (F);

                      (g) [ X ]   A parent  holding  company or control  person
                                  in accordance with section 240.13d-1(b)(1)(ii)
                                  (G);

                      (h) [   ]   A savings  association  as defined in section
                                  3(b)of the Federal Deposit Insurance Act
                                  (12 U.S.C. 1813);

                      (i) [   ]   A church plan that is excluded from the
                                  definition of an investment  company  under
                                  section  3(c)(14) of the Investment Company
                                  Act of 1940 (15 U.S.C. 80a-3); or

                      (j) [   ]   Group,    in    accordance    with   section
                                  240.13d-1(b)(1)(ii)(J).

                      The CMRT is an employee  benefit plan in  accordance  with section 240.13d-1(b)(1)(ii)(F). By virtue of the relationships described in Item 2, Mr. Simmons may be deemed to be a control person of the CMRT in accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4.               Ownership (as of April 1, 2002).

                      (a)      Amount Beneficially Owned:

                               1,392,900 Shares

                      (b)      Percent of Class:

                               10.3%

                      (c)      Number of shares as to which the person has:

                              (i) Sole power to vote or to direct the vote:

                                        1,392,900 Shares

                              (ii) Shared power to vote or to direct the vote:

                                        0 Shares

                              (iii) Sole power to dispose or direct the disposition of:

                                        1,392,900 Shares

                              (iv) Shared power to dispose or to direct the disposition of:

                                        0 Shares

Item 5.               Ownership of Five Percent or Less of a Class.

                      Not Applicable.

Item 6.               Ownership of More than Five Percent on Behalf of Another
                      Person.

                      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                      Not Applicable.

Item 8.               Identification and Classification of Members of the Group.

                      Not Applicable.

Item 9.               Notice of Dissolution of Group.

                      Not Applicable.

Item 10.              Certification.

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 4, 2002




                                               /s/ Harold C. Simmons
                                               --------------------------------
                                               HAROLD C. SIMMONS,  as trustee of
                                               THE COMBINED MASTER RETIREMENT
                                               TRUST and in his individual
                                               capacity.